

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

George A. McQuain
President and Chief Executive Officer
Global Axcess Corp
7800 Belfort Parkway, Suite 165
Jacksonville, Florida 32256

>   **Re:**   **Global Axcess Corp**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 3, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 16, 2010**
>   **Forms 10-Q for Fiscal Quarters Ended**
>   **March 31, 2010, June 30, 2010 and September 30, 2010**
>   **Filed May 5, 2010, August 11, 2010 and November 10, 2010, respectively**
>   **File No. 000-17874**

Dear Mr. McQuain:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 4

Intellectual Property, page 10

1. Please discuss the duration of your intellectual property. See Item 101(h)(4)(vii) of Regulation S-K.

Risk Factors, page 14

2. Some of your risk factors include only a tagline and do not specifically describe the risks and such risks' affect on your business, financial condition or results of operations. Please revise these risk factors to specifically address such matters and provide us with your proposed disclosure.

Properties, page 21

3. Please expand your disclosure to provide the lease termination date for each of your listed properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 26

4. You disclose three trends on page 27 that you state are signs that your industry is in decline. Please discuss these trends with respect to how they will affect your liquidity, capital resources and results of operations, including any quantifiable impact that such trends may have on your liquidity, capital resources and results of operations. See Items 303(a)(1), 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K, Section III.B to Release 33-6835 (May 18, 1989) and Section III.B.3 to Release 33-8350 (December 29, 2003).

Liquidity and Capital Resources, page 32

Operating Activities, page 32

5. Please discuss the reasons your net cash provided by operating activities increased 49.2% from 2008 to 2009. See Instruction 4 to Item 303(a) of Regulation S-K and Section III.D to Release No. 33-6835 (May 18, 1989).

Working Capital, page 32

6. Please discuss the specific aspects of your 2010 business plan that, if achieved, will allow you to have sufficient working capital to meet your 2010 obligations. See Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, Section III.C to Release No. 33-6835 (May 18, 1989) and Section II.A.1 to Release No. 33-8056 (January 22, 2002).

Controls and Procedures, page 37

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting, page 37

7. Please confirm to us and revise to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, please delete the second sentence, which contains the disclaimer regarding your disclosure controls and procedures.

8. Please confirm to us and revise to clarify, if true, that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, please simply conclude that your disclosure controls and procedures are effective, or are effective at a reasonable assurance level per comment 7, without inclusion of the descriptions of effectiveness in the last sentence. See Exchange Act Rule 13a-15(e).

Management's Report on Internal Control Over Financial Reporting, page 37

9. Please confirm to us and revise to clarify, if true, that your internal control system over financial reporting includes the policies and procedures set forth under Exchange Act Rule 13a-15(f)(1)-(3).

Signatures, page 42

10. Please identify the individuals that have signed the Form 10-K in their capacities as your principal executive officer, principal financial officer, and controller or principal accounting officer, by indicating such capacities underneath such individuals' titles. See General Instruction D(2)(a) to Form 10-K.

Exhibit, Financial Statement Schedules, page 39

11. Please revise the exhibit index to reflect the furnishing of the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as Exhibits 32.1 and 32.2.

Exhibit 10.4

12. The lease filed as Exhibit 10.4 redacts the amount of square footage of the property subject to the lease. However, we have not granted confidential treatment for such redaction and such square footage is disclosed in "Properties" on page 21. Please file a complete, un-redacted copy of the lease currently filed as Exhibit 10.4 with your amended Form 10-K.

13. We also note that the lease filed as Exhibit 10.4 has been executed by you and the counterparty, but it does not include conformed signatures. We also note other exhibits that have not been filed with conformed signatures. Please refile such exhibits with your amended Form 10-K to include a conformed signature in the appropriate section of the documents to show that such documents have been executed. See Rule 302(a) of Regulation S-T.

Exhibits 32.1 and 32.2

14. Please amend the Form 10-K to re-furnish the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) and delete from the first sentence in such certifications the phrase "to the best of my knowledge."

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 2

15. Please disclose, by footnote or otherwise, the natural person(s) who control each beneficial owner that is not a natural person. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

Executive Compensation, page 15

Summary Compensation Table for Fiscal Years 2008 and 2009, page 15

16. Please disclose in footnote 1 whether the amount of option awards presented in the table were computed based on such awards' aggregate grant date fair value pursuant to FASB ASC Topic 718. See Item 402(n)(2)(vi) of Regulation S-K.

Stock-Based Compensation, page 16

17. You state in the first paragraph, third sentence that, as of December 31, 2009, no shares were reserved from warrants granted under your 2002 Plan and 2004 Plan. In the table on page 23 under Item 5 of your Form 10-K, you disclose that 365,000 shares are

authorized for issuance upon exercise of outstanding warrants. Please reconcile the two disclosures.

Director Compensation Table, page 18

18. The amount of total compensation disclosed for Joseph Loughry, III does not equal the sum of his fees earned and the value of his option awards. Please revise.

19. Please disclose in footnote 2 whether the amount of option awards presented in the table were computed based on such awards' aggregate grant date fair value pursuant to FASB ASC Topic 718. Please also clarify why the value of option awards in the table does not seem to include the fair value of options granted during 2009, as disclosed by the table at the bottom of page 18. See Item 402(r)(2)(iv) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

20. Please comply with comments 6, 8 and 14, as they apply to the Form 10-Q for fiscal quarter ended March 31, 2010.

Signatures, page 27

21. Please identify the individual that has signed the Form 10-Q in his or her capacity as your principal financial or chief accounting officer, by indicating such capacity underneath such individual's title. See General Instruction G to Form 10-Q.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

22. Please comply with comments 6, 8, 14 and 21, as they apply to the Form 10-Q for fiscal quarter ended June 30, 2010.

Liquidity and Capital Resources, page 34

23. Please discuss your expected increase in capital expenditures as a result of your DVD business and your resources for meeting such increase. We note that your June 18, 2010 Loan and Security Agreement specifically contemplates funds for expenditures towards your DVD business. See Item 303(b) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

24. Please comply with comments 6, 8, 14, 21 and 23, as they apply to the Form 10-Q for fiscal quarter ended September 30, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Comparison of Results of Operations for the Three Months Ended September 30, 2010 and 2009, page 27

Cost of Revenues, page 28

25. Please specify the types of costs related to your DVD business that contributed to the increase in cost of revenues. See Instruction 3 to Item 303(b) of Regulation S-K and Section III.D to Release No. 33-6835 (May 18, 1989).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael J. Loiacono
        Global Axcess Corp